UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number: 001-31811

Woori Financial Group Inc.

(Translation of registrant’s name into English)

51, Sogong-ro, Jung-gu, Seoul, 04632, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Index

1.	Summary of 2025 1H Business Report

2.	Exhibit 99.1 Woori Financial Group Review Report for 2025 1H (Consolidated)

3.	Exhibit 99.2 Woori Financial Group Review Report for 2025 1H (Separate)

Summary of 2025 First Half Business Report

Except where indicated otherwise, financial information contained in this document (including the attached financial statements) has been prepared in accordance with the Korean equivalent of International Financial Reporting Standards (“Korean IFRS”), which differ in certain important respects from generally accepted accounting principles in the United States.

All references to “Woori Financial Group,” “we,” “us” or the “Company” are to Woori Financial Group Inc. and, unless the context requires otherwise, its subsidiaries. In addition, all references to “Won” or “KRW” in this document are to the currency of the Republic of Korea.

I.	Introduction of the Company

1.	Overview of the Company

a.	History (Recent 5 years)

January 15, 2021	Joined the Carbon Disclosure Project (CDP), announced support for the Task force on Climate related Financial Disclosure (TCFD) and established the ESG management principles of Woori Financial Group

March 5, 2021	Established the Board ESG Management Committee

March 12, 2021	Integrated Woori Savings Bank as a first-tier subsidiary of the Company

April 9, 2021	After-hours trading of a 2% stake in Woori Financial Group held by the Korea Deposit Insurance Corporation

April 15, 2021	Purchased additional equity shares of Woori Financial Capital Co., Ltd., increasing the Company’s equity ownership by 12.9%

May 13, 2021	Participated in the capital increase of Woori Savings Bank (KRW 100 billion)

May 24, 2021	Purchased 3.6% of Woori Financial Capital Co., Ltd. in treasury shares

June 4, 2021	Entered into a stock exchange agreement to acquire the remaining shares of Woori Financial Capital Co., Ltd.

August 10, 2021	Integrated Woori Financial Capital Co., Ltd., as a wholly-owned subsidiary of the Company (Completion of stock exchange)

September 9, 2021	Announcement of contemplated sales of the remaining stake in Woori Financial Group held by the Korea Deposit Insurance Corporation

October 8, 2021	Joined the SBTi (Science Based Targets initiative) as part of the roadmap for achieving carbon neutrality

November 2, 2021	Obtained regulatory approval for using the IRB (Internal Rating Based) approach

November 9, 2021	Obtained ‘AA’ rating from MSCI ESG assessment (2 grades higher than the previous year), ‘A’ rating from KCGS(Korea Corporate Governance Service)(1 grade higher than the previous year)

November 17, 2021	Included newly in Asia Pacific Index of DJSI (Dow Jones Sustainability Indices)

December 9, 2021	Achieved practically full privatization through the decrease of the KDIC’S stake in us from 15.1% to 5.8%, changing the largest shareholder from the KDIC to the Employee Stock Ownership Association of Woori Financial Group

December 26, 2021	Launched the Group integrated car finance platform “Woori WON Car”

January 7, 2022	Officially launched the NPL investment company Woori Financial F&I Inc.

January 13, 2022	Joined the global environment initiative Taskforce on Nature-related Financial Disclosures (TNFD)

February 4, 2022	Recognized as an ‘Industry Mover’ in a sustainability assessment by S&P Global for 2022

February 10, 2022	Disposal by the Korea Deposit Insurance Corporation of a 2.2% stake in Woori Financial Group (reducing the KDIC’s stake in Woori Financial Group from 5.8% to 3.6%)

May 11, 2022	Became the first company in the world to join the launch of the ‘Business for Land (B4L) Initiative’ for the protection of sustainable forests and the recovery of land degradation

May 18, 2022	Disposal by the Korea Deposit Insurance Corporation of a 2.3% stake in Woori Financial Group (reducing the KDIC’s stake in Woori Financial Group from 3.6% to 1.3%)

June 19, 2022	Held the inaugural meeting of Woori Financial Future Foundation

August 22, 2022	Joined the ‘Partnership for Biodiversity Accounting Financials(PBAF)’ as the first Asian company

November 7, 2022	Held the global conference ‘Sustainable Finance for a Better World’

December 14, 2022	Signatory of Statement from the Financial Sector at the Conference of the Parties to the ‘UN Convention on Biological Diversity(UN CBD)’

December 29, 2022	Received ‘AA’ rating from MSCI ESG Research for 2 consecutive years

January 16, 2023	Completed the establishment of the ‘WON Synergy’ system to create effective synergy within group companies

January 26, 2023	Became the first financial company in Korea to join the ‘Finance Leadership Group on Plastics’ hosted by ‘UN Environment Programme Finance Initiative (UNEP FI)’

February 27, 2023	Entered into a stock purchase agreement to acquire Daol Investment (52% ownership)

March 23, 2023	Daol Investment, re-named Woori Venture Partners, incorporated as a subsidiary into the Company

March 24, 2023	Jong-Yong Yim appointed as the 9th chairman of Woori Financial Group (4th annual general meeting of shareholders of Woori Financial Group)

April 21, 2023	Resolved to repurchase and cancel treasury shares, a first-time since the transition to a holding company

June 01, 2023	Entered into a comprehensive stock exchange agreement with Woori Investment Bank and Woori Venture Partners

August 08, 2023	Woori Investment Bank and Woori Venture Partners to each become a wholly-owned subsidiary of the Company

August 24, 2023	Group Carbon Emission Reduction Target validated by SBTi (Science Based Targets initiative)

October 05, 2023	Entered into a memorandum of understanding with the Korea Deposit Insurance Corporation to purchase its remaining stake in Woori Financial Group (1.2%)

December 22, 2023	A capital increase of KRW 500 billion conducted by Woori Investment Bank (to enhance competitiveness)

December 26, 2023	Obtained an ‘AAA’ rating from MSCI ESG assessment

March 13, 2024	Resolved to acquire and cancel the remaining shares owned by the Korea Deposit Insurance Corporation

August 1, 2024	Established Woori Investment Securities Co., Ltd. as a new direct subsidiary

August 28, 2024	Entered into share purchase agreements to acquire Tongyang Life Insurance and ABL Life Insurance

September 24, 2024	Included in the ‘KRX Korea Value-up Index’

November 28, 2024	Launched the new universal banking mobile application NEW ‘Woori WON Banking’

December 17, 2024	Included in the Dow Jones Sustainability Indexes (DJSI) World Index

March 26, 2025	Established an Ethics and Internal Control Committee within the Board of Directors

July 1, 2025	Incorporated Tongyang Life Insurance and ABL Life Insurance as subsidiaries of the Company

July 31, 2025	Integrated Woori Asset Trust Co., Ltd. as a wholly-owned subsidiary of the Company

b.	Affiliated Companies

(1)	Overview of Business Group

1.	Name of business group: Woori Financial Group Inc.

(2)	Affiliated companies within the business group

As of June 30, 2025

Type	Name of Company

Listed company (3 companies)	Woori Financial Group
PT Bank Woori Saudara Indonesia 1906 Tbk
PT Woori Finance Indonesia Tbk

Unlisted company (35 companies)	Woori Bank
Woori Card
Woori Financial Capital
Woori Investment Securities
Woori Asset Trust
Woori Savings Bank
Woori Financial F&I Inc.
Woori Asset Management
Woori Venture Partners
Woori Private Equity Asset Management
Woori Credit Information

Type	Name of Company
Woori Fund Services
Woori FIS
Woori Finance Research Institute
Korea BTL Infrastructure Fund
Woori America Bank
Woori Bank China Limited
AO Woori Bank
Banco Woori Bank do Brazil S.A.
Woori Global Markets Asia Limited
Woori Bank Vietnam Limited
Wealth Development Bank
Woori Finance Myanmar Co., Ltd.
Woori Bank (Cambodia) PLC.
Woori Bank Europe Gmbh
Tutu Finance-WCI Myanmar Co., Ltd.
WFBS Financial Stability Private Equity Fund No.1
Woori Venture Partners US, Inc.
KTBN GI Private Equity Fund
Arden Woori Apparel 1st Private Equity Fund
Woori Dino 1st Private Equity Fund
Green ESG Growth No.1 Private Equity Fund
Woori Corporate Turnaround No.1 Private Equity Fund
NH Woori Dino Co-Investment No.2 Private Equity Fund
Woori Eugene Energy Link Private Equity Fund

Note 1)	Includes first-tier and second-tier subsidiaries under the Financial Holding Company Act

1)	Including group company shares 34.67%
2)	Including group company shares 36.15%
3)	Including group company shares 7.86%

2.	Capital Structure (Changes in Capital)

This section has been omitted for half-year business reports, pursuant to Korean regulations (revised in March 2022) that allow for such omissions. For information on this section, please refer to the Form 6-K furnished to the Securities and Exchange Commission on March 18, 2025 under the title “Summary of 2024 Business Report.”

3.	Total Number of Authorized Shares

As of June 30, 2025	(unit: shares)

Items	Type		Notes
	Common Shares	Total
Number of authorized shares	4,000,000,000	4,000,000,000	—
Number of issued shares	760,535,260	760,535,260	—
Number of decreased shares	17,943,759	17,943,759	Cancellation of Treasury Shares Note 1)
Number of treasury shares	8,562,964	8,562,964	Note 2), Note 3)
Number of outstanding shares	734,028,537	734,028,537	—

Note 1)	Cancellation of treasury shares : 8,585,799 shares in October 2023, 9,357,960 shares in March 2024
Note 2)

Including 53,945 shares acquired through the issuance of fractional shares (2 shares acquired from the partial replacement of physical stock certificates in 2019, 2,322 new fractional shares were added in August 2021 due to the comprehensive stock exchange between Woori Financial Group and Woori Financial Capital, 51,621 shares from comprehensive stock exchange between Woori Financial Group and Woori Investment Bank and between Woori Financial Group and Woori Venture Partners in August 2023)

Note 3)

Including the acquisition of 8,509,019 shares under a share buyback program via a trust agreement for the first half of 2025 (based on the shareholders’ register as of June 30, 2025). The purchase of 8,515,181 shares, equivalent to the trust agreement amount of KRW 150 billion, was completed as of June 30, 2025.

II.	Business Overview

1.	Results of Operations

(unit: billions of Won)

Type	2025 1H	2024	2023
Operating income	1,978	4,255	3,499
Net non-operating income (expense)	73	(32)	18
Income before income tax	2,051	4,223	3,517
Income tax expense (-)	457	1,051	891
Net income	1,594	3,171	2,627
Controlling Interest	1,552	3,086	2,506
Non-controlling Interest	42	85	121

Note 1)	Based on K-IFRS consolidated financial statements

2.	Funding Sources and Uses of Funds

a.	Sources of Funds

For the periods indicated other than as noted below	(units: millions of Won, %)

Classification	Funding Source	2025 1H			2024			2023
		Average Balance	Interest Rate	Proportion	Average Balance	Interest Rate	Proportion	Average Balance	Interest Rate	Proportion
Source	Deposits	357,628,895	2.54	68.82	351,584,810	2.88	69.89	324,824,465	2.83	68.98
	Borrowings	26,688,773	3.52	5.14	28,000,803	4.09	5.57	28,052,983	4.02	5.96
	Debentures	48,108,890	3.72	9.26	43,989,333	4.00	8.74	42,458,653	3.55	9.02
	Others	51,524,199	—	9.91	44,591,752	—	8.86	42,829,998	—	9.09
Total Liabilities		483,950,757	—	93.13	468,166,698	—	93.06	438,166,099	—	93.05
Total Equity		35,711,263	—	6.87	34,913,425	—	6.94	32,708,219	—	6.95
Total Liabilities & Equity		519,662,020	—	100.00	503,080,123	—	100.00	470,874,318	—	100.00

Note 1)	Average Balance : the simple average of the balances at the start of the fiscal year and at the end of each quarter
Note 2)	Based on K-IFRS consolidated financial statements

b.	Use of Funds

For the periods indicated other than as noted below	(units: millions of Won, %)

Type	Managed Item	2025 1H			2024			2023
		Average Balance	Interest Rate	Proportion	Average Balance	Interest Rate	Proportion	Average Balance	Interest Rate	Proportion
Use	Cash & Due from Banks	18,078,561	3.20	3.48	18,441,851	3.38	3.67	16,692,268	3.26	3.54
	Marketable securities	78,200,671	3.53	15.05	76,997,821	3.53	15.31	75,522,522	3.61	16.04
	Loans	365,864,908	4.59	70.40	360,802,414	4.93	71.72	334,205,508	5.08	70.98
	Loans in local currency	314,462,020	4.28	60.51	309,771,603	4.65	61.58	287,312,990	4.84	61.02
	Loans in foreign currency	35,617,724	6.02	6.85	34,224,957	6.58	6.80	31,215,114	6.64	6.63
	Guarantee payments	11,154	1.88	0.00	11,571	1.96	0.00	14,567	2.28	0.00
	Credit card receivables	12,214,514	7.96	2.35	12,224,048	7.33	2.43	11,215,186	6.85	2.38
	Foreign bills bought	3,559,496	5.54	0.69	4,570,235	5.58	0.91	4,447,651	5.33	0.95
	Bad debt expense in local currency	3,429,878	—	0.66	3,198,795	—	0.65	2,609,403	—	0.55
	Others	60,947,758	—	11.73	50,036,832	—	9.95	47,063,423	—	9.99
Total Assets		519,662,020	—	100.00	503,080,123	—	100.00	470,874,318	—	100.00

Note 1)	Average Balance : the simple average of the balances at the start of the fiscal year and at the end of each quarter
Note 2)	Based on K-IFRS consolidated financial statements

3.	Other Information Necessary for Making Investment Decisions

a.	Capital Adequacy Ratios

Group BIS Capital Adequacy Ratios

As of the end of the period indicated	(units: billions of Won, % )

Type	2025 1H	2024	2023
Equity capital (A)	36,850	36,928	34,756
Risk weighted assets (B)	229,464	235,100	219,792
BIS(Capital adequacy) ratio (A/B)	16.06	15.71	15.81

Note 1)	BIS (Bank for International Settlements) Capital Adequacy Ratios = Equity capital / Risk weighted assets * 100
Note 2)	2025 1H figures are preliminary and are subject to change
Note 3)	Based on K-IFRS consolidated financial statements and Basel III standards

Capital Adequacy Ratios for Significant Subsidiaries and Consolidated Companies

As of the end of the periods indicated	(units: hundreds of millions of Won, % )

Name of Company		Type	2025 1H	2024	2023
Woori Bank Note2)	BIS capital adequacy ratio Note1)	Equity capital (A)	315,757	304,302	282,379
		Risk weighted assets (B)	1,860,358	1,920,087	1,760,737
		Capital adequacy ratio (A/B)	16.97	15.85	16.04
Woori Card Note3)		Adjusted capital ratio	18.72	17.70	16.03
		Tangible common equity ratio	12.85	12.37	10.97
Woori Financial Capital Note3)		Adjusted capital ratio	15.28	15.09	14.35
		Tangible common equity ratio	12.43	11.83	11.48
Woori Investment Securities Note4)		Net capital ratio	1,231.78	2,098.64	—
		Debt-to-asset ratio	117.00	119.41	—
Woori Asset Trust Note5)		Operating capital ratio	8,498.36	4,057.29	1,284.26
Woori Asset Management Note3)		Minimum operating capital ratio	693.22	739.31	650.26
Woori Venture Partners Note6)		Tangible common equity ratio	92.46	95.70	90.82
Woori Savings Bank Note7)		BIS capital adequacy ratio Note1)	17.27	16.37	13.21
Woori Private Equity Asset Management Note3)		Minimum operating capital ratio	8,288.46	8,161.97	8,618.79

Note 1)	BIS (Bank for International Settlements) Capital Adequacy Ratio : Equity capital / Risk weighted assets * 100
Note 2)	Figures for Woori Bank are based on K-IFRS consolidated financial statements and Basel III standards. 2025 1H figures are estimates only and are subject to change
Note 3)

Figures for Woori Card, Woori Financial Capital, Woori Asset Management and Woori Private Equity Asset Management are based on the applicable standards for business reports submitted to the Financial Supervisory Service and their respective K-IFRS separate financial statements

Note 4)	Figures for Woori Investment Securities (established in August 2024) are calculated as follows:

-	Net capital ratio: (net operating capital – total risk amount)/required maintenance capital x 100

: based on the applicable standards for business reports submitted to the Financial Supervisory Service

-	Debt-to-asset ratio: (actual assets)/(actual liability) x 100

: based on K-IFRS separate financial statements

Note 5)	Woori Asset Trust’s operating capital ratio = (net operating capital – subordinated debt, etc.)/(total risk amount) x 100

: based on K-IFRS separate financial statements

Note 6)	Figures for Woori Venture Partners are based on K-IFRS consolidated financial statements
Note 7)	Figures for Woori Savings Bank are based on K-GAAP

b.	Liquidity Ratios

Won Liquidity Ratios

As of the end of the periods indicated	(units: millions of Won, % )

Type	2025 1H			2024			2023
	Won Liquidity Assets	Won Liquidity Liabilities	Won Liquidity Ratio	Won Liquidity Assets	Won Liquidity Liabilities	Won Liquidity Ratio	Won Liquidity Assets	Won Liquidity Liabilities	Won Liquidity Ratio
Woori Financial Group Note 1)	1,660,705	165,466	1,003.7	353,835	10,905	3,244.7	111,895	8,155	1,372.1
Woori Card Note 2)	8,433,405	2,281,217	369.7	8,722,587	2,785,182	313.2	9,119,265	2,454,480	371.5
Woori Financial Capital Note 2)	1,681,007	1,326,181	126.8	1,850,758	1,317,695	140.5	1,919,083	1,245,067	154.1
Woori Investment Securities Note 2)	6,010,146	3,456,542	173.9	4,982,461	2,660,153	187.3	4,032,290	1,926,080	209.4
Woori Asset Trust Note 2)	149,910	7,621	1,967.0	258,758	9,311	2,779.2	171,860	18,555	926.2
Woori Savings Bank Note 2), Note 3)	317,703	195,354	162.6	344,437	216,143	159.4	434,495	231,003	188.1
Woori Venture Partners Note 2)	119,745	13,830	865.8	136,198	6,877	1,980.4	103,367	7,210	1,433.6
Woori Private Equity Asset Management Note 2)	24,689	2,024	1,219.6	16,011	2,912	549.8	27,506	2,396	1,147.8

Note 1)	Based on current assets and liabilities within one month of maturity
Note 2)	Based on current assets and liabilities within 90 days of maturity
Note 3)	Based on K-GAAP

Foreign Currency (FC) Liquidity Ratios

As of the end of the periods indicated	(units: millions of Won, % )

Type	2025 1H			2024			2023
	FC Liquidity Assets	FC Liquidity Liabilities	FC Liquidity Ratio	FC Liquidity Assets	FC Liquidity Liabilities	FC Liquidity Ratio	FC Liquidity Assets	FC Liquidity Liabilities	FC Liquidity Ratio
Woori Investment Securities Note 1)	2,449	285	859.71	2,581	2,146	120.24	9,450	7,362	128.36

Note 1)	Based on current assets and liabilities within three months of maturity

Liquidity Coverage Ratios (LCR)

(units: % )

Name of Company	Type	2025 1H	2024	2023
Woori Bank	Liquidity coverage ratio Note 1)	107.24	104.79	101.26
	Foreign currency liquidity coverage ratio Note 2)	147.48	184.29	162.75
	Ratio of business purpose premises and equipment	9.25	9.95	10.20

Note 1)	LCR: Average of daily ratios during a quarter (same as the calculation method used for business disclosure)

-	The applicable LCR requirements were 100%, 97.5% and 95% as of June 30, 2025, December 31, 2024 and December 31, 2023, respectively
Note 2)	Foreign currency LCR: ratio calculated based on averages of the amount of each category (same as the calculation method used for business disclosure)

-	The applicable foreign currency LCR requirement was 80%.
Note 3)	The applicable periods for LCR and foreign currency LCR are: 2Q 2025, 4Q 2024, and 4Q 2023

c.	Profitability Ratios Note1), Note2)

(units: % )

Type	2025 1H		2024		2023
	ROA	ROE	ROA	ROE	ROA	ROE
Woori Financial Group
Including non-controlling interests	0.60	9.38	0.61	9.60	0.54	8.65
Excluding non-controlling interests	0.58	9.13	0.60	9.34	0.52	8.25

Note 1)	Total assets and total equity : simple average of the starting balance for the fiscal year and the ending balance of each quarter
Note 2)	On an annualized basis, based on the applicable standards for business reports submitted to the Financial Supervisory Service

d.	Asset Quality

Group Asset Quality

(units: billions of Won, % )

Type	2025 1H	2024	2023
Total loans	383,989	390,066	365,780
Substandard and below loans	2,708	2,211	1,357
Substandard and below loans ratio	0.71	0.57	0.37
Non-Performing Loans (“NPL”)	2,332	1,786	1,299
NPL ratio	0.61	0.46	0.36
Substandard and below coverage ratio (A/B)	127.0	153.0	220.1
Loan loss reserve (A)	3,438	3,382	2,986
Substandard and below loans (B)	2,708	2,211	1,357

Note 1)	Based on the applicable standards for financial holding company business reports submitted to the Financial Supervisory Service
Note 2)	The figures for 2025 1H are preliminary.

Asset Quality for Significant Subsidiaries and Consolidated Companies Note1)

(units: % )

Type	2025 1H			2024			2023
	Substandard and below ratio	NPL ratio	Substandard and below coverage ratio	Substandard and below ratio	NPL ratio	Substandard and below coverage ratio	Substandard and below ratio	NPL ratio	Substandard and below coverage ratio
Woori Bank	0.32	0.27	179.87	0.23	0.19	247.44	0.18	0.17	320.84
Woori Card	1.39	—	104.53	1.07	—	105.46	0.97	—	104.92
Woori Financial Capital	2.39	—	96.59	1.91	—	134.18	2.37	—	113.21
Woori Investment Securities Note 2)	8.28	—	68.76	7.29	—	84.37	0.55	—	578.29
Woori Asset Trust	84.08	—	—	77.68	—	—	32.11	—	—
Woori Savings Bank Note 3)	8.10	—	75.38	9.82	—	77.43	3.53	—	101.66

Note 1)	Based on the applicable standards for business reports submitted to the Financial Supervisory Service
Note 2)	Numbers for 2023 reflect those of Woori Investment Bank. Woori Investment Securities was established in August 2024, following the merger of Korea Foss Securities and Woori Investment Bank.
Note 3)	Based on K-GAAP

III.	Financial Information

1.	Condensed Financial Statements (Consolidated)

Summary Consolidated Statement of Financial Position

(The Company and its consolidated subsidiaries, as of the end of the periods indicated)	(unit: millions of Won)

Classification	2025 1H	2024	2023
ASSETS
Cash and cash equivalents	30,008,499	27,281,123	30,556,618
Financial assets at fair value through profit or loss (“FVTPL”)	20,919,935	25,202,672	21,544,756
Financial assets at fair value through other comprehensive income	39,407,940	43,797,745	37,891,495
Securities at amortized cost	18,762,707	19,203,177	23,996,172
Loans and other financial assets at amortized cost	413,452,761	398,471,816	373,148,148
Investments in joint ventures and associates	1,776,364	1,748,810	1,795,370
Investment properties	425,820	450,788	472,768
Premises and equipment	3,294,863	3,370,585	3,176,759
Intangible assets and goodwill	1,066,480	1,091,402	996,842
Assets held for sale	188,764	73,989	20,345
Net defined benefit asset	2,626	146,109	240,260
Current tax assets	43,745	61,613	203,542
Deferred tax assets	53,720	72,937	93,366
Derivative assets (designated for hedging)	121,375	175,191	26,708
Other assets	4,587,177	4,605,363	3,841,787

Total assets	534,112,776	525,753,320	498,004,936

LIABILITIES
Financial liabilities at FVTPL	5,088,263	9,896,597	6,138,313
Deposits due to customers	369,477,799	366,821,156	357,784,297
Borrowings	31,418,274	30,117,031	30,986,746
Debentures	49,166,841	48,207,103	41,239,245
Provisions	620,545	611,428	806,031
Net defined benefit liability	25,284	5,424	6,939
Current tax liabilities	604,383	127,126	103,655
Deferred tax liabilities	550,179	858,822	470,311
Derivative liabilities (designated for hedging)	75,869	102,815	153,007
Other financial liabilities	40,613,948	32,314,051	26,115,005
Other liabilities	755,873	796,498	803,897

Total liabilities	498,397,258	489,858,051	464,607,446

EQUITY
Owners’ equity:	34,175,486	34,096,836	31,666,881

Classification	2025 1H	2024	2023
Capital stock	3,802,676	3,802,676	3,802,676
Hybrid securities	3,510,947	3,810,435	3,611,129
Capital surplus	934,351	934,100	935,563
Other equity	(1,806,515)	(1,400,885)	(1,668,957)
Retained earnings	27,734,027	26,950,510	24,986,470
Non-controlling interests	1,540,032	1,798,433	1,730,609

Total equity	35,715,518	35,895,269	33,397,490

Total liabilities and equity	534,112,776	525,753,320	498,004,936

Number of consolidated subsidiaries (excluding holding company)	183	188	179

Summary Consolidated Statement of Comprehensive Income

(The Company and its consolidated subsidiaries, for the periods indicated)	(unit: millions of Won, except per share amounts)

Classification	2025 1H	2024 1H	2024	2023
Operating income	1,977,714	2,404,009	4,255,190	3,499,029
Net interest income	4,513,808	4,395,099	8,886,336	8,742,540
Net fees and commissions income	1,033,752	1,058,166	2,086,170	1,720,481
Dividend income	142,433	152,738	310,320	240,293
Net gain or loss on financial instruments at FVTPL	(122,936)	902,118	1,492,783	488,486
Net gain or loss on financial assets at FVTOCI	80,823	38,515	96,620	(37,641)
Net gain or loss arising on financial assets at amortized cost	53,151	165,645	286,885	203,942
Impairment losses due to credit loss	(943,310)	(775,492)	(1,716,295)	(1,894,916)
General and administrative expenses	(2,479,086)	(2,100,987)	(4,468,973)	(4,443,433)
Other net operating expenses	(300,921)	(1,431,793)	(2,718,656)	(1,520,723)

Non-operating income (expense)	73,366	(13,150)	(32,343)	18,424

Net income before income tax expense	2,051,080	2,390,859	4,222,847	3,517,453

Income tax expense	(456,781)	(590,439)	(1,051,378)	(890,559)

Net income	1,594,299	1,800,420	3,171,469	2,626,894

Net income attributable to owners	1,552,019	1,755,496	3,085,995	2,506,296
Net income attributable to the non-controlling interests	42,280	44,924	85,474	120,598

Other comprehensive income (loss), net of tax	(319,744)	66,598	382,719	663,537

Items that will not be reclassified to profit or loss	(69,441)	(136,151)	(200,341)	122,334

Classification	2025 1H	2024 1H	2024	2023
Items that may be reclassified to profit or loss	(250,303)	202,749	583,060	541,203

Total comprehensive income	1,274,555	1,867,018	3,554,188	3,290,431

Comprehensive income attributable to the owners	1,244,502	1,819,493	3,454,620	3,164,464
Comprehensive income attributable to non-controlling interests	30,053	47,525	99,568	125,967
Net income per share:
Basic and diluted income per share (in Korean Won)	2,006	2,262	3,950	3,230

2.	Condensed Financial Statements (Separate)

Summary Statement of Financial Position

(The Company, as of the end of the periods indicated)	(unit: millions of Won)

Classification	2025 1H	2024	2023
ASSETS
Cash and cash equivalents	1,689,577	1,185,912	289,507
Financial assets at fair value through other comprehensive income	563,013	553,518	539,709
Loans and other financial assets at amortized cost	903,217	204,431	1,104,815
Investments in subsidiaries	24,206,017	24,206,017	23,670,476
Premises and equipment	3,898	5,304	6,609
Intangible assets	3,317	3,308	4,052
Net defined benefit asset	—	1,378	3,941
Current tax assets	28,833	33,120	158,951
Deferred tax assets	2,055	4,379	7,478
Other assets	155,622	155,670	484

Total assets	27,555,549	26,353,037	25,786,022

LIABILITIES
Debentures	2,537,302	2,037,567	1,587,659
Provisions	1,869	1,252	1,227
Net defined benefit liability	967	—	—
Current tax liabilities	568,838	84,701	32,125
Other financial liabilities	83,188	76,382	163,621
Other liabilities	356	404	392

Total liabilities	3,192,520	2,200,306	1,785,024

Classification	2025 1H	2024	2023
EQUITY
Capital stock	3,802,676	3,802,676	3,802,676
Hybrid securities	3,510,737	3,810,225	3,610,953
Capital surplus	8,120,236	11,120,236	11,120,236
Other equity	(144,569)	(1,189)	(7,871)
Retained Earnings	9,073,949	5,420,783	5,475,004

Total equity	24,363,029	24,152,731	24,000,998

Total liabilities and equity	27,555,549	26,353,037	25,786,022

Summary Statement of Comprehensive Income

(The Company, for the periods indicated)	(unit: millions of Won, except per share amounts)

Classification	2025 1H	2024 1H	2024	2023
Operating income:	1,368,995	1,158,218	1,123,301	1,424,670

Net interest income (expense)	(13,394)	6,181	2,128	27,495
Interest income	21,628	28,748	51,778	64,592
Interest expense	(35,022)	(22,567)	(49,650)	(37,097)
Net fees and commissions loss	(12,766)	(8,848)	(20,319)	(20,097)
Fees and commissions income	876	813	1,625	1,625
Fees and commissions expense	(13,642)	(9,661)	(21,944)	(21,722)
Dividend income	1,435,418	1,195,721	1,208,522	1,482,956
Net gain or loss on financial instruments at FVTPL	—	—	—	2,023
Reversal of (Provisions for) impairment losses due to credit loss	(115)	(442)	608	(348)
General and administrative expenses	(40,148)	(34,394)	(67,638)	(67,359)

Non-operating income (expense)	13	(63)	(147)	(1,043)

Net income before income tax expense	1,369,008	1,158,155	1,123,154	1,423,627

Income tax benefit (expense)	(212)	(658)	178	881

Net income	1,368,796	1,157,497	1,123,332	1,424,508

Other comprehensive income, net of tax	5,887	3,025	9,138	18,916

Items that will not be reclassified to profit or loss	5,887	3,025	9,138	18,916
Net gain on valuation of equity securities at FVTOCI	6,988	4,008	10,164	19,789
Remeasurement of the net defined benefit liability	(1,101)	(983)	(1,026)	(873)

Total comprehensive income	1,374,683	1,160,522	1,132,470	1,443,424

Net income per share:
Basic and diluted income per share (in Korean Won)	1,749	1,450	1,296	1,754

3.	Dividend Information

Items		2025 1H	2024	2023
Par value per share (Won)		5,000	5,000	5,000
Net profit (Millions of Won)		1,552,019	3,085,995	2,506,296
Earnings per share (Won)		2,006	3,950	3,230
Total cash dividends (Millions of Won)		294,232	891,045	747,302
Total stock dividends (Millions of Won)		—	—	—
Cash dividend payout ratio (%)		18.96	28.87	29.82
Cash dividend yield (%)	Common Shares	1.6	6.9	6.7
	Preferred Shares	—	—	—
Stock dividend yield (%)	Common Shares	—	—	—
	Preferred Shares	—	—	—
Cash dividend per share (Won)	Common Shares	400	1,200	1,000
	Preferred Shares	—	—	—
Stock dividend per share (Share)	Common Shares	—	—	—
	Preferred Shares	—	—	—

Note 1)

The dividends for the first half of 2025 include quarterly dividends of KRW 147,428 million (KRW 200 per share) for the first quarter and KRW 146,804 million (KRW 200 per share) for the second quarter. The dividends for the second quarter of 2025 were determined through a board resolution on July 25, 2025.

Note 2)

The dividends for FY2024 include quarterly dividends of KRW 133,657 million (KRW 180 per share) for the first quarter, KRW 133,657 million (KRW 180 per share) for the second quarter, and KRW 133,657 million (KRW 180 per share) for the third quarter

Note 3)	The dividends for FY2023 include interim dividends of KRW 130,748 million (KRW 180 per share) for the second quarter, and KRW 135,341 million (KRW 180 per share) for the third quarter
Note 4)

The cash dividend yield for the first half of 2025 is calculated as the percentage of cash dividend per share to the arithmetic average of the final prices formed in the stock market during the week up to the trading day before the date the dividend amount is determined. The percentage is rounded to the first decimal place.

Note 5)

The cash dividend yields for FY2023 and FY2024 are calculated as the percentage of cash dividend per share to the arithmetic average of the final prices formed in the stock market during the week up to the date that is two trading days before the record date. The percentage is rounded to the first decimal place.

IV.	Independent Auditor’s Opinion

1.	Independent Auditor’s Opinion

	2025 1H	2024	2023
Auditor	KPMG Samjong Accounting Corp.	KPMG Samjong Accounting Corp.	KPMG Samjong Accounting Corp.
Auditor’s Opinion	Note 1)	Note 2)	Note 3)

Note 1)

In its review report attached to this report, KPMG Samjong Accounting Corp. has stated that nothing had come to their attention that caused them to believe that the accompanying consolidated and separate interim financial statements of Woori Financial Group are not presented fairly in all material respects, in accordance with Korean IFRS.

Note 2)	In its audit report, KPMG Samjong Accounting Corp. has stated that the financial statements are presented fairly, in all material respects, in accordance with Korean IFRS.
Note 3)	In its audit report, KPMG Samjong Accounting Corp. has stated that the financial statements are presented fairly, in all material respects, in accordance with Korean IFRS.

2.	Compensation to the Independent Auditor

a.	Audit Services

Term	Auditor	Description	Contractual		Actual
			Fee	Time	Fee	Time
2025 1H	KPMG Samjong Accounting Corp.	1Q/1H/3Q Review Closing audit (including internal accounting management system)	KRW 1,065 million	10,009 hours	KRW 360 million	3,904 hours
2024	KPMG Samjong Accounting Corp.	1Q/1H/3Q Review Closing audit (including internal accounting management system)	KRW 1,037 million	9,930 hours	KRW 1,037 million	9,937 hours
2023	KPMG Samjong Accounting Corp.	1Q/1H/3Q Review Closing audit (including internal accounting management system)	KRW 964 million	9,380 hours	KRW 964 million	9,613 hours

Note 1)	Fee excludes VAT
Note 2)	Time includes planning time up until the commencement of the applicable services

b.	Other Audit Services

Not Applicable

c.	Current Status of Audit Service Agreements with the Independent Auditor Relating to U.S. Listing

Term	Auditor	Description	Fee
2025 1H	KPMG Samjong Accounting Corp.	U.S. PCAOB standard audit of consolidated financial statements and internal control over financial reporting (for FY2025)	KRW 2,028 million
2024	KPMG Samjong Accounting Corp.	U.S. PCAOB standard audit of consolidated financial statements and internal control over financial reporting (for FY2024)	KRW 2,015 million
2023	KPMG Samjong Accounting Corp.	U.S. PCAOB standard audit of consolidated financial statements and internal control over financial reporting (for FY2023)	KRW 1,891 million

Note 1)	Fee excludes VAT

d.	Non-Audit Services

Term	Date of Execution of Agreement	Description of Service	Service Term	Fees
2025 1H	April 9, 2025	Tax adjustment (including review relating to application of consolidated tax)	April 9, 2025 ~ June 1, 2026	KRW 76 million
2024	March 31, 2024	Tax adjustment (including review relating to application of consolidated tax)	April 1, 2024 ~ June 2, 2025	KRW 68 million
2023	March 31, 2023	Tax adjustment (including review relating to application of consolidated tax)	April 1, 2023 ~ May 31, 2024	KRW 64 million

Note 1)	Fee excludes VAT

V.	Corporate Governance

1.	About the Board of Directors

a.	Composition of the Board of Directors

As of June 30, 2025, our board of directors consisted of eight directors in total, including seven independent directors and one standing director.

On March 26, 2025, at the annual general meeting of shareholders, five independent directors were appointed.

- New independent directors (4): Choon-Soo Kim, Young-Hoon Kim, Kang-Haeng Lee, Yeong-Seop Rhee / Reappointed independent director (1): In-Sub Yoon

On March 26, 2025, four (4) independent directors completed their terms: Chan-Hyoung Chung, Su-Young Yun, Yo-Hwan Shin, Sung-Bae Ji

The board of directors operates a total of seven standing committees: Audit Committee, Risk Management Committee, Compensation Committee, Officer Candidate Recommendation Committee, Ethics and Internal Control Committee, Subsidiary Representative Director Candidate Recommendation Committee, ESG Management Committee.

At the 4th Board Meeting held on March 26, 2025, the independent director In-Sub Yoon was appointed as the Chairman of the Board. Having served for more than three years since our establishment, he possesses a deep understanding of our organizational culture and management issues. Throughout his tenure as Chairman of the Risk Management Committee (March 25, 2022 – March 26, 2025), he has faithfully carried out his oversight duties over sound management.

As a former CEO with hands-on experience in the financial industry, he is expected to contribute significantly to our development by offering practical and well-balanced insights. In recognition of his expertise and leadership, he was reappointed as Chairman of the Board of Woori Financial Group with the unanimous consent of all board members. The Chairman of the Board does not concurrently hold the position of CEO.

b.	Committees under the Board of Directors

We currently have the following committees serving under the board of directors:

(a)	Audit Committee

(b)	Risk Management Committee

(c)	Compensation Committee

(d)	Officer Candidate Recommendation Committee

(e)	Ethics and Internal Control Committee

(f)	Subsidiary Representative Director Candidate Recommendation Committee

(g)	ESG Management Committee

(As of June 30, 2025)

Name of Committee	Composition	Names of Members

Audit Committee	Four independent directors	(Chair) Yeong-Seop Rhee (independent director) Choon-Soo Kim (independent director) Young-Hoon Kim (independent director) Kang-Haeng Lee (independent director)

Risk Management Committee	Four independent directors	(Chair) Sun-Young Park (independent director) In-Sub Yoon (independent director) Yeong-Seop Rhee (independent director) Eun-Ju Lee (independent director)

Compensation Committee	Four independent directors	(Chair) Young-Hoon Kim (independent director) In-Sub Yoon (independent director) Choon-Soo Kim (independent director) Kang-Haeng Lee (independent director)

Officer Candidate Recommendation Committee	Seven independent directors

(Chair) Kang-Haeng Lee (independent director)

In-Sub Yoon (independent director)

Choon-Soo Kim (independent director)

Young-Hoon Kim (independent director)

Yeong-Seop Rhee (independent director)

Eun-Ju Lee (independent director)

Sun-Young Park (independent director)

Ethics and Internal Control Committee	Five independent directors	(Chair) Choon-Soo Kim (independent director) In-Sub Yoon (independent director) Young-Hoon Kim (independent director) Kang-Haeng Lee (independent director) Yeong-Seop Rhee (independent director)

Subsidiary Representative Director Candidate Recommendation Committee	Seven independent directors One standing director

(Chair) Jong-Yong Yim (standing director)

In-Sub Yoon (independent director)

Choon-Soo Kim (independent director)

Young-Hoon Kim (independent director)

Kang-Haeng Lee (independent director)

Yeong-Seop Rhee (independent director)

Eun-Ju Lee (independent director)

Sun-Young Park (independent director)

Name of Committee	Composition	Names of Members

ESG Management Committee	Seven independent directors One standing director

(Chair) Eun-Ju Lee (independent director)

In-Sub Yoon (independent director)

Choon-Soo Kim (independent director)

Young-Hoon Kim (independent director)

Kang-Haeng Lee (independent director)

Yeong-Seop Rhee (independent director)

Sun-Young Park (independent director)

Jong-Yong Yim (standing director)

2.	Shareholder’s Meeting

a.	Voting Rights

(unit: shares, as of June 30, 2025)

Items		Number of shares	Notes
Number of issued shares	Common Shares	742,591,501	—
	Preferred Shares	—	—
Number of shares without voting rights	Common Shares	11,591,359	Note 1)
	Preferred Shares	—	—
Number of shares for which voting rights are excluded pursuant to the articles of incorporation	Common Shares	—	—
	Preferred Shares	—	—
Number of shares for which voting rights are limited by law	Common Shares	—	—
	Preferred Shares	—	—
Number of shares for which voting rights have been restored	Common Shares	—	—
	Preferred Shares	—	—
Number of shares for which voting rights may be exercised	Common Shares	731,000,142	—
	Preferred Shares	—	—

Note 1)

Treasury shares acquired from the issuance of fractional shares and a buyback program via a trust agreement (Feb. 7,2025) and shares in mutual ownership (pursuant to Article 369 of the Commercial Code)

b.	Summary of the Shareholder’s Meeting Minutes

	Agenda	Result

Annual General Meeting of Shareholders for FY2022 (March 24, 2023)	1. Approval of separate financial statements (including statements of appropriations of retained earnings) and consolidated financial statements for the fiscal year 2022 (Jan. 1, 2022 – Dec. 31, 2022)	Approved as submitted
	2. Approval of amendments to the Articles of Incorporation	Approved as submitted

3. Election of directors (2 independent directors, 1 standing director)

- 3-1 Candidate for independent director : Chan-Hyoung Chung

- 3-2 Candidate for independent director : Su-Young Yun

- 3-3 Candidate for standing director : Jong-Yong Yim

Approved as submitted
	4. Election of independent director who will serve as an Audit Committee Member - Candidate for independent director who will serve as an Audit Committee Member : Sung-Bae Ji	Approved as submitted

5. Election of Audit Committee Members who are independent directors

- 5-1 Candidate for Audit Committee Member who is an Independent director : Chan-Hyoung Chung

- 5-2 Candidate for Audit Committee Member who is an Independent director : Su-Young Yun

- 5-3 Candidate for Audit Committee Member who is an Independent director : Yo-Hwan Shin

Approved as submitted
	6. Approval of maximum limit on directors’ compensation	Approved as submitted

Annual General Meeting of Shareholders for FY2023 (March 22, 2024)	1. Approval of separate financial statements (including statements of appropriations of retained earnings) and consolidated financial statements for the fiscal year 2023 (Jan. 1, 2023 – Dec. 31, 2023)	Approved as submitted

2. Election of directors (5 independent directors)

- 2-1 Candidate for independent director : Chan-Hyoung Chung

- 2-2 Candidate for independent director : In-Sub Yoon

- 2-3 Candidate for independent director : Yo-Hwan Shin

- 2-4 Candidate for independent director : Eun-Ju Lee

- 2-5 Candidate for independent director : Sunyoung Park

Approved as submitted

3. Election of Audit Committee members who are independent directors (2 independent directors)

- 3-1 Candidate for Audit Committee member who is an independent director : Chan-Hyoung Chung

- 3-2 Candidate for Audit Committee member who is an independent director : Yo-Hwan Shin

Approved as submitted
	4. Approval of the maximum limit on directors’ compensation	Approved as submitted

Annual General Meeting of Shareholders for FY2024 (March 26, 2025)	1. Approval of separate financial statements (including statements of appropriations of retained earnings) and consolidated financial statements for fiscal year 2024 (Jan. 1, 2024 – Dec. 31, 2025)	Approved as submitted
	2. Approval of amendments to the Articles of Incorporation	Approved as submitted
	3. Approval of reductions to the capital reserve	Approved as submitted

4. Election of directors (4 independent directors)

- 4-1 Candidate for independent director : Choon-Soo Kim

- 4-2 Candidate for independent director : Young-Hoon Kim

- 4-3 Candidate for independent director : Kang-Haeng Lee

- 4-4 Candidate for independent director : In-Sub Yoon

Approved as submitted
	5. Election of independent director who will serve as an audit committee member - Candidate for independent director who will serve as an audit committee member : Yeong-Seop Rhee	Approved as submitted

6. Election of audit committee members who are independent directors (3 independent directors)

- 6-1 Candidate for audit committee member who is an independent director : Choon-Soo Kim

- 6-2 Candidate for audit committee member who is an independent director : Young-Hoon Kim

- 6-3 Candidate for audit committee member who is an independent director : Kang-Haeng Lee

Approved as submitted
	7. Approval of the maximum limit on directors’ compensation	Approved as submitted

VI.	Shareholder Information

1.	Share Distribution

a.	Share Information of the Largest Shareholder and Specially Related Parties

As of June 30, 2025	(units: shares, %)

Name	Relation	Type	Shares Held				Notes
			Beginning balance		Ending balance
			Number	Share	Number	Share
Employee Stock Ownership Association of Woori Financial Group	The largest shareholder	Common	44,474,301	5.99	43,161,084	5.81	—
Employee Stock Ownership Association of Woori Bank	Specially related party of the largest shareholder	Common	19,106,955	2.57	16,269,022	2.19	—
Total		Common	63,581,256	8.56	59,430,106	8.00	—
		Others	—	—	—	—	—

b.	Changes in the largest shareholder

As of June 30, 2025	(units: shares, %)

Change of Date	Largest Shareholder	Number Held	Share	Notes
December 9, 2021	Employee Stock Ownership Association of Woori Financial Group and 1 other	71,346,178	9.80	Bought 1.00% of the KDIC’s remaining shares of Woori Financial Group (8.80% share already held) Note 1)

Note 1)	Refer to the prior disclosure on the Form 6-K on December 10, 2021, Changes in the Largest Shareholder

c.	Share Ownership of More Than 5%

As of June 30, 2025	(units: shares, %)

	Name	Shares		Notes
		No. of shares	Percentage of shareholding
Share ownership of more than 5%	National Pension Service	48,740,895	6.56	—
	Blackrock Fund Advisors	45,100,755	6.07	Note 1)
Employee Stock Ownership Association		59,430,106	8.00	The largest shareholder Note 2)

Note 1)	Based on the report on the status of large-scale stock holdings dated June 10, 2024
Note 2)	Total shares of the employee stock ownership association of Woori Financial Group and Woori Bank

2.	Stock Price and Stock Market Performance

a.	Domestic Stock Market

(units: Won, shares)

Period		January 2025	February 2025	March 2025	April 2025	May 2025	June 2025
Common Shares	High	16,100	17,420	16,930	17,710	19,270	22,550
	Low	15,260	15,390	15,970	15,370	17,620	18,890
	Average	15,549	16,679	16,420	16,579	18,103	21,068
Monthly Trade Volume	High	2,647,462	6,554,417	2,703,757	2,783,375	6,892,555	6,099,578
	Low	894,957	1,210,976	797,302	924,766	766,082	1,930,722
	Monthly Total	27,587,321	48,069,347	32,659,261	38,691,297	35,843,364	62,087,483

Note 1)	Source: KRX KOSPI Market
Note 2)	Share prices are based on closing prices.

b.	Foreign Stock Market (NYSE)

(units: US Dollars, Won, ADSs)

Period		January 2025	February 2025	March 2025	April 2025	May 2025	June 2025
ADS	High	33.00	35.80	34.44	37.07	42.16	49.73
	Low	31.09	31.95	32.44	30.46	36.91	41.25
	Average	32.19	34.42	33.60	34.36	38.91	45.68
Won Conversion	High	47,332	51,692	50,520	53,325	57,953	67,454
	Low	45,702	46,423	46,918	44,651	53,095	56,748
	Average	46,863	49,754	48,954	49,626	54,264	62,443
Monthly Trade Volume	High	113,902	96,257	110,931	162,916	143,078	207,857
	Low	29,651	16,407	17,753	43,656	22,784	22,622
	Monthly Total	1,244,324	1,129,672	1,162,245	1,744,900	1,052,855	1,245,715

Note 1)	Source of Exchange Rate : Seoul Money Brokerage(www.smbs.biz), Won Conversion is based on standard trading rate (daily and monthly average)
Note 2)	One ADS represents three common shares.
Note 3)	Share prices are based on closing prices.

VII.	Directors and Employee Information

1.	Directors and Executives

As of June 30, 2025

Position		Name	Common Shares Owned	Term Commencement Date	Expiration of Term
Chief Executive Officer	Registered	Jong-Yong Yim	10,000	March 24, 2023	Note 1)
Independent Director	Registered	In-Sub Yoon	—	January 27, 2022	Note 1)
Independent Director	Registered	Choon-Soo Kim	2,800	March 26, 2025	Note 2)
Independent Director	Registered	Young-Hoon Kim	—	March 26, 2025	Note 2)
Independent Director	Registered	Kang-Haeng Lee	7,000	March 26, 2025	Note 2)
Independent Director	Registered	Yeong-Seop Rhee	—	March 26, 2025	Note 2)
Independent Director	Registered	Eun-Ju Lee	—	March 28, 2024	Note 1)
Independent Director	Registered	Sun-Young Park	—	March 26, 2024	Note 1)
Deputy President	Non-Registered	Sung-Wook Lee	16,000	February 25, 2022	December 31, 2025
Deputy President	Non-Registered	Il-Jin Ouk	4,000	December 8, 2023	November 30, 2025
Deputy President	Non-Registered	Jang-Keun Park	2,850	December 8, 2023	March 6, 2027
Deputy President	Non-Registered	Jeong-Soo Lee	6,890	December 8, 2023	December 31, 2025
Deputy President	Non-Registered	Chan-Ho Jeong	7,492	December 8, 2023	November 30, 2025
Deputy President	Non-Registered	Kyu-Hwang Jeong	11,741	December 8, 2023	July 4, 2026
Deputy President	Non-Registered	Hyeon-Gi Jeon	4,789	December 16, 2024	December 31, 2026
Managing Director	Non-Registered	Jung-Sup Lee	—	December 16, 2024	December 31, 2026
Managing Director	Non-Registered	Je-Seong Park	5,250	December 16, 2024	December 31, 2026

Note 1)	The terms of standing director Jong-Yong Yim and independent directors In-Sub Yoon, Eun-Ju Lee, and Sun-Young Park : Until the end of the annual general meeting of shareholders for FY2025.
Note 2)	The terms of independent directors Choon-Soo Kim, Young-Hoon Kim, Kang-Haeng Lee, and Yeong-Seop Rhee: Until the end of the annual general meeting of shareholders for FY2026.
Note 3)	Term commencement date: date of inauguration for registered officers or directors / date of appointment for non-registered officers or directors
Note 4)	Excludes shares held through the Employee Stock Ownership Association, in accordance with the legal interpretation by the Financial Services Commission (FSC).

2.	Employee Status

As of June 30, 2025	(units: persons, millions of Won)

	Number of Employees					Average Tenure		Total Compensation	Average Compensation Per Person	Note
	Regular		Contract		Total
	Total	(Short time worker)	Total	(Short time worker)
Total	68	—	37	(1)	105	3 years 4 months (14 years 3 months	)	10,996	105	—

Note 1)	Average tenure: term in ( ) includes tenure at affiliated companies
Note 2)	Contract employees include non-registered executives

3.	Directors’ Compensation

(units: persons, millions of Won)

Items	Number of Persons	Total Compensation	Average Compensation Per Director	Note
Registered Directors (excludes independent directors and audit committee members)	1	761	761	—
Independent Directors (excludes audit committee members)	3	127	42	—
Audit Committee Members	4	154	38	—
Auditor	—	—	—	—

Note 1)	Number of Persons is as of June 30, 2025
Note 2)	Total Compensation is the amount paid from January to June 2025
Note 3)	Average compensation per director was calculated by dividing the total compensation by the average number of persons
Note 4)	Registered directors and audit committee members include uncompensated directors
Note 5)	Only the compensation amount paid by Woori Financial Group is included for the executives concurrently employed by Woori Bank

4.	Stock-based Compensation

The Company operates a performance-based stock-linked compensation system, pursuant to the standards established by the shareholders at the shareholders’ meeting and the Compensation Committee. The Company initially determines, for each recipient, the maximum share amounts that can be granted under the system, and then determines the final share amounts based on an evaluation of the long-term performance indices over four years (including the current year). The compensation is then paid in cash, based on the final share amount and the share price at the time the compensation is paid. The long-term performance indices include relative shareholder return, common equity ratio, return on equity, profit for the period, cost-to-income ratio, non-performing loan ratio and individual performance evaluations. For further information, please refer to the notes to the financial statements.

(Unit: shares, except number of recipients)

Items	2025 1H	2024	2023
Number of Recipients	9	13	21
Maximum Amount of Shares	85,734	194,569	160,929
Shares Paid during the Period	161,799	164,164	68,746
(Adjustments)	(21,970)	(19,554)	(8,982)
Cumulative Shares Paid	394,709	232,910	68,746
Unpaid Shares	725,989	824,024	813,173

Note)

Number of Recipients: Includes employees who had retired or resigned by the end of the grant year. The total number also accounts for all personnel involved before and after changes such as internal transfers during the grant year

VIII.	Internal Controls

1.	Management’s Assessment of the Effectiveness of the Internal Accounting Management System

Term	Date of Report	Assessment	Material Deficiencies	Corrective Action Plans
2025 1H	—	—	—	—
2024	To Board: February 28, 2025 To Shareholder Meeting: March 26, 2025	In terms of overall materiality, the internal accounting management system is under effective design and operation.	—	—
2023	To Board: February 29, 2024 To Shareholder Meeting: March 22, 2024	In terms of overall materiality, the internal accounting management system is under effective design and operation.	—	—

Note)	The evaluation results are as of the end of each fiscal year, pursuant to Article 8, Paragraph 4 of the Act on External Audit of Stock Companies.

2.	Audit Committee’s Assessment of the Effectiveness of the Internal Accounting Management System

Term	Date of Report	Assessment	Material Deficiencies	Corrective Action Plans
2025 1H	—	—	—	—
2024	February 28, 2025	In terms of overall materiality, the internal accounting management system is under effective design and operation.	—	—
2023	February 29, 2024	In terms of overall materiality, the internal accounting management system is under effective design and operation.	—	—

Note)	The evaluation results are as of the end of each fiscal year, pursuant to Article 8, Paragraph 5 of the Act on External Audit of Stock Companies.

3.	External Auditor’s Audit Opinion (Review Report) on the Effectiveness of the Internal Accounting Management System

Term	Auditor	Audit or Review	Opinion Type	Issues	Company’s Response Actions
2025 1H	—	—	—	—	—
2024	KPMG Samjong Accounting Corp.	Audit	Unqualified	—	—
2023	KPMG Samjong Accounting Corp.	Audit	Unqualified	—	—

Note)	An overall opinion on the audit results as of the end of each fiscal year is included in the audit report, pursuant to Article 8, Paragraphs 6 and 7 of the Act on External Audit of Stock Companies.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Financial Group Inc.
(Registrant)

Date: August 14, 2025	By:	/s/ Sung-Wook Lee
(Signature)

	Name:	Sung-Wook Lee
	Title:	Deputy President